UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

THE LGL GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-00106	38-1799862
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2525 Shader Road, Orlando, FL	32804
(Address of Principal Executive Offices)	(Zip Code)

(407) 298-2000

Registrant’s Telephone Number, Including Area Code

Warrants to Purchase Shares of Common Stock, Expiring on or before December 31, 2025

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, The LGL Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE LGL GROUP, INC.
(Registrant)

Date: January 22, 2026	By:	/s/ Patrick Huvane
		Name:	Patrick Huvane
		Title:	Executive Vice President - Business Development